Exhibit 99.3
Selected Financial Data
Set forth below is selected consolidated financial and other data of Teekay Tankers Ltd. and its subsidiaries for fiscal years 2012 through 2016, which have been derived from our consolidated financial statements. The following table should be read together with, and is qualified in its entirety by reference to, (a) Exhibit 99.2 – Management's - Discussion and Analysis of Financial Condition and Results of Operations and (b) the historical financial statements and accompanying notes with respect to the fiscal years 2016, 2015 and 2014 included in Exhibit 99.1 and (c) the Report of Independent Registered Public Accounting Firm on such financial statements which is included in Exhibit 23.1.

Unless otherwise indicated, references in this Exhibit to Teekay Tankers Ltd., the "Company", "we”, "us" and "our" and similar terms refer to Teekay Tankers Ltd. and/or one or more of its subsidiaries, except that those terms, when used in connection with the common stock that may be described herein, shall mean specifically Teekay Tankers Ltd. References in this Exhibit to “Teekay Corporation” or “Teekay” refer to Teekay Corporation and/or any one or more of its subsidiaries. References in this Exhibit to this or other “Exhibits” are to exhibits filed to the Report on Form 6-K to which this Exhibit is filed.

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

From time to time we have purchased vessels and/or subsidiaries from Teekay and from Teekay Offshore Partners L.P. (or TOO), an entity controlled by Teekay, during the periods presented. During the fiscal years 2012 through 2016, we acquired from Teekay and TOO a total of 15 conventional oil and product tankers of varying sizes and Teekay Tanker Operations Ltd., which owns conventional tanker commercial management and technical management operations. These acquisitions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method whereby our consolidated financial statements prior to the date these vessels and/or subsidiaries were acquired by us are retroactively adjusted to include the results of these acquired vessels and/or subsidiaries. The periods retroactively adjusted include all periods that we and the acquired vessels and/or subsidiaries were both under the common control of Teekay and had begun operations. As a result, our consolidated statements of income (loss) for the years ended December 31, 2016, 2015, 2014, 2013, and 2012 reflect the results of operations of these vessels and/or subsidiaries, referred to herein as the "Entities under Common Control," as if we had acquired them when each respective vessel and/or subsidiaries began operations under the ownership of Teekay. Please refer to Exhibit 99.2 – Management’s - Discussion and Analysis of Financial Condition and Results of Operations - Items You Should Consider When Evaluating Our Results of Operations and Exhibit 99.1 – Financial Statements: Note 3 – Acquisition of Entities under Common Control.

	Years Ended December 31,
	2016	2015	2014	2013	2012
	(in thousands, except share and per share data)
Income Statement Data:
Revenues	$550,543	$534,681	$276,193	$217,809	$290,952
Voyage expenses (1)	(53,604)	(18,727)	(9,968)	(7,735)	(5,473)
Vessel operating expenses (2)	(182,598)	(137,164)	(98,403)	(91,667)	(96,178)
Time-charter hire expense (3)	(59,647)	(74,898)	(32,706)	(54,457)	(117,275)
Depreciation and amortization	(104,149)	(73,760)	(53,292)	(50,973)	(75,492)
General and administrative expenses (2)	(33,199)	(30,403)	(25,130)	(29,560)	(29,583)
(Loss) gain on sale of vessels	(20,594)	771	9,955	(71)	—
Asset impairments	—	—	—	—	(352,546)
Restructuring charges	—	(6,795)	(812)	—	—
Income (loss) from operations	96,752	193,705	65,837	(16,654)	(385,595)
Interest expense	(29,784)	(17,389)	(8,874)	(9,815)	(20,677)
Interest income	117	122	445	1,001	1,230
Realized and unrealized loss on derivative instruments	(964)	(1,597)	5,229	(6,588)	(10,544)
Equity income (loss)	7,680	11,528	4,951	2,340	716
Other (expense) income	(5,978)	(2,743)	1,318	4,681	(732)
Net income (loss)	$67,823	$183,626	$68,906	($25,035)	($415,602)
Earnings (loss) per share (4)
- Basic	$0.40	$1.26	$0.66	($0.31)	($4.41)
- Diluted	$0.40	$1.25	$0.65	($0.31)	($4.41)
Balance Sheet Data (at end of year):
Cash and cash equivalents	94,157	156,520	187,757	48,870	41,818
Investment in term loans and interest receivable on term loans	—	—	—	136,061	119,385
Vessels and equipment (5)	1,605,372	1,767,925	897,237	931,374	961,198
Total assets	1,964,370	2,214,803	1,288,844	1,523,510	1,541,087
Total debt (6)	969,315	1,204,485	732,764	870,525	877,750
Common stock and additional paid in capital	1,103,304	1,094,874	802,650	673,217	672,560
Total equity	932,740	899,479	496,684	524,725	560,982
Number of outstanding shares of common stock at the end of the year	159,304,136	156,030,618	112,064,036	83,591,030	83,591,030

(1)
Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses also include certain costs associated with full service lightering activities which include: short-term in-charter expenses, bunker fuel expenses and other port expenses.

(2)
Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils, and communication expenses among others. In order to more closely align our presentation to that of many of our peers, the cost of ship management activities of $13.9 million, $8.4 million, $6.0 million, and $5.6 million, for the years ended December 31, 2016, 2015, 2014 and 2013, respectively, has been presented in vessel operating expenses. Prior to 2013, we included these amounts in general and administrative expenses. All such costs incurred in comparative periods have been reclassified from general and administrative expenses to vessel operating expenses. The amounts reclassified for the year ended December 31, 2012 was $7.0 million.

(3)	Time-charter hire expense includes vessel operating lease expense incurred to charter-in vessels.

(4)
Earnings (loss) per share is determined by dividing (a) net income (loss) after adding (deducting) the amount of net income (loss) attributable to the Entities under Common Control which were purchased solely with cash by (b) the weighted-average number of shares outstanding during the applicable period and the equivalent shares outstanding that are attributable to the Entities under Common Control. The calculation of weighted-average number of shares includes the total Class A and total Class B shares outstanding during the applicable period. The computation of diluted earnings per share assumes the exercise of all dilutive stock options and restricted stock units using the treasury stock method. The computation of diluted loss per share does not assume such exercises.

(5)	Vessels and equipment consists of (a) vessels, at cost less accumulated depreciation, and (b) advances on any newbuildings.

(6)	Total debt includes the current and long-term portion of debt, and amounts due to affiliates.

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